Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

California Cowboy Apparel Inc.
44 Crane Drive
San Anselmo, CA 94960
https://shop.californiacowboy.com/

Up to $999,999.02 in Common Stock at $0.41
Minimum Target Amount: $9,999.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: California Cowboy Apparel Inc.
Address: 44 Crane Drive, San Anselmo, CA 94960
State of Incorporation: DE
Date Incorporated: September 04, 2015

Terms:

Equity

Offering Minimum: $9,999.90 | 24,390 shares of Common Stock
Offering Maximum: $999,999.02 | 2,439,022 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.41
Minimum Investment Amount (per investor): $249.28

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time based

Invest in the first 7 Days 10% Bonus Shares

Invest in the first 10 Days 7% Bonus Shares

Invest in the first 15 Days 5% Bonus Shares

Amount based

$250 $50 Gift Card

$500 $125 Gift Card

$1,000 $250 Gift Card

$2,500 5% Bonus Shares + $250 Gift Card

$5,000 10% Bonus Shares

$10,000 15% Bonus Shares

$20,000 20% Bonus Shares

$50,000 30% Bonus Shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

California Cowboy Apparel Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.41 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $41. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

California Cowboy Apparel, Inc. ("California Cowboy" or the "Company") is a high-growth, direct-to-consumer apparel brand that created the 'after sport' apparel category with our unique social-technical design approach (simply put – this means technical design features in our product that enhance in-person, real life social experiences).

Our mission is to use style to bring people together and to foster moments of genuine human interaction that don't require your smartphone. The average human will spend more than 9-years of their life staring at their phone screen – we're here to change that via our brand that promotes digital wellness and products that enable that very practice in everyday life. Our product is differentiated and unique in comparison to anything else in the $120B apparel market.

There are several features that help people socialize: Each product includes conversation cards, a phone pockets designed to sit on the small of your back or away from the body so that it's harder to feel vibrations from text messages or notifications. We include a bottle pocket on our shirts for beverages often consumed while socializing in real life, and a bottle opener that facilitates in person interactions, as people love being helpful to others. We also developed a phone pouch, sold separately, that uses technology that prevents signals from reaching your phone, and allows you to stay focused and be present.

SOURCES

https://solomonpartners.com/wp-content/uploads/2021/03/Outdoor-Rec-Sporting-Goods-PJ-SOLOMON-Mar-2021.pdf

https://kommandotech.com/statistics/how-much-time-does-the-average-person-spend-on-their-phone/

https://hackernoon.com/how-much-time-do-people-spend-on-their-mobile-phones-in-2017-e5f90a0b10a6

https://www.statista.com/statistics/1058938/cell-phone-owhnership-among-children-in-the-us-by-age/

Life Expectancy

https://www.google.com/search?q=average+life+expectancy+in+us&oq=average+life+expec&aqs=chrome.1.0l2j69i57j0l3.3581j0j7&sourceid=chrome&ie=UTF-8

Calculations

https://docs.google.com/spreadsheets/d/1mFNEYdr12b1ANMf6J0E6wSY9ya71_vnUHpQbYSSmIoQ/edit?usp=sharing

The Company's Intellectual Property ("IP"):

We have a design patent on the High Water shirt, number US D844 299 S.

We have trademark protection of the California Cowboy name and mark through the US Patent and Trademark Office. We maintain US Registration of our icon (registration number 5,371,239) and our icon paired with our name (5,387,772). We maintain these trademark protections for classes 25 and 35 of goods and channels. We also maintain trademark protection in Canada, Australia, Japan, and internationally.

International Trademark Registration for CALIFORNIA COWBOY logo in Classes 25, 35,Registration No.: 1,354,186

Corporate History

California Cowboy was originally founded on September 4, 2015, as California Cowboy Apparel Inc. as a Deleware corporation. On October 15, 2015, it registered as a foreign corporation under California law.

Competitors and Industry

Industry

We compete in the direct-to-consumer and wholesale outdoor space, with a focus on apparel. While we are outdoor-focused, there are fashion elements to our brand.

The U.S. Sporting Goods & Outdoor Recreation (SGOR) market category of 2021 generates approximately $220 billion in consumer spend, of which 55% (approximately $120 billion) consists of athletic apparel and footwear with the balance comprised of durable sporting equipment and gear. This market expanded significantly in 2020, with 60%+ of industry participants anticipating continued growth in 2021.

The SGOR user demographic is expansive and has continued to evolve, with the majority of new consumers now younger, more ethnically diverse, and more gender proportional than ever before. Historically a highly resilient category, SGOR has demonstrated consistent growth in both spend and participation since the Great Recession. In fact, since 2000, SGOR spend has outpaced GDP growth and delivered positive year-over-year performance in 18 of the 20 years measured (2008 and 2009 were the only exceptions). This consistency can be attributed to the category's alignment with numerous secular trends, including:

• Renewed focus on health and wellness, driven in part by heightened rates of obesity and diabetes and rising healthcare costs leading to an increase in consumption of SGOR product

• Behavioral shifts, such as commuters choosing to walk or cycle to work over public transportation

• Personal Fitness, with pre-pandemic popularity of boutique fitness giving way to at-home workouts utilizing home equipment and digital content

• Continued growth in the athleisure category as consumers opt to wear sports and athletic-inspired clothing for a wider range of occasions

• Increased demand for sustainable products with recycled materials accounting for 20% of activewear styles in 2020, double the level in 2019

• Digital and online taking center stage as consumers integrate digital solutions / apps / tools into their fitness routines and major manufacturers and retailers shift their business models toward DTC / eCommerce shopping

• Reconnection with the outdoors in response to the fatigue of constantly being "plugged-in" in an increasingly digital and virtual world – and further accelerated by the stress of WFH.

SOURCE:
https://solomonpartners.com/wp-content/uploads/2021/03/Outdoor-Rec-Sporting-Goods-PJ-SOLOMON-Mar-2021.pdf

Competitors

The Company has several major competitors in the apparel market. Some of the top competitors in our industry include: Poler, Pendleton, Filson, Reyn Spooner, Howler Brothers, Vuori, Marine Layer, Patagonia, North Face, Scotch & Soda, Wellen, Relwen, Faherty Brand, and Aviator Nation.

Vuori is the industry leader in the athleisure segment and the Company's primary competition in the apparel industry. Filson also owns a significant market share specifically in the flannel shirt business. Howler Brothers, Aviator Nation, and Farherty Brand are direct competitors of similar size and development.

Despite the present competitive landscape, the Company stands out in the apparel industry because we are the only apparel player whose reason for being is driven by "Social Technical" design aimed at enhancing our customers' digital wellness. Our approach to design includes features and benefits technically designed to help people stay off their phones.

SOURCE:
https://solomonpartners.com/wp-content/uploads/2021/03/Outdoor-Rec-Sporting-Goods-PJ-SOLOMON-Mar-2021.pdf

Current Stage and Roadmap

Current Stage

We're in the market with 4 key categories (Short Sleeve button-downs, long sleeve flannels, fleece, and robes). Our products are differentiated in the market by multiple features included in each: Short sleeve shirts and robes are lined with a terry cloth towel lining, contain dry tech pockets, sunglass secure loops, and beverage pockets. Our long sleeve shirts and flannels contain thermal lining, dry pockets, sunglass secure loops, and beverage pockets.

We have been operating and generating revenue since the end of 2016. Our primary sales channel is direct to consumers via our website in the US. We also operate a Canada-specific website. We ship our products to the US, Canada, and internationally. Our products can also be found in select retail brick-and-mortar locations throughout the US. We have been selling on Huckberry since 2018. Our products are sourced and manufactured in several locations. We manufacture in the US, China, India, and Turkey.

We have grown our top line revenue by roughly $1M in 2020 and 2021.

Roadmap

We're planning on launching several new categories this year including pants and outerwear this fall/winter. We're excited about the growth we have achieved in the past, and we believe we are well-positioned to grow in the future. We plan to tap into great customer repeat rates with new categories this year and are planning several additional new categories launching in 2023. Some of these categories include long bottoms (pants), Outerwear, Shorts, and Men's Swimwear. We have relaunched wholesale now that the pandemic is dying down and trade shows are happening again. We just attended "Outdoor Retailer" in June 2022 in Denver, CO, and plan to continue showing at Outdoor Retailer when it moves to Sal Lake City in January 2023. We plan to increase content creation to drive our e-commerce business and grow brand awareness.

The Team

Officers and Directors

Name: Andrew Clark

Andrew Clark's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CEO
  Dates of Service: September 04, 2015 - Present
  Responsibilities: Oversee management and day-to-day operations of the company. Not taking a salary. Once California Cowboy raises $4,000,000 in topline revenue, or in the event of a successful round of funding of $500K or more, the company plans on providing Andrew with a salary determined to be reasonable by the board of directors.

- **Position:** Director
  Dates of Service: September 04, 2015 - Present
  Responsibilities: Sole Director

Name: Charles Brown

Charles Brown's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: April 20, 2022 - Present
  Responsibilities: Finance and Operations. Salary is $135k/year.

Other business experience in the past three years:

- **Employer:** California Cowboy
  Title: Vice President - Finance and Operations
  Dates of Service: April 29, 2021 - April 20, 2022
  Responsibilities: Finance and Operations

Other business experience in the past three years:

- **Employer:** California Cowboy
  Title: Consultant - Finance and Operations
  Dates of Service: September 08, 2020 - April 29, 2021
  Responsibilities: Finance and Operations

Other business experience in the past three years:

- **Employer:** Astis
  Title: COO/CFO
  Dates of Service: March 01, 2010 - April 01, 2020
  Responsibilities: Finance and Operations

Name: Chris Reynolds

Chris Reynolds's current primary role is with Venn Growth Partners. Chris Reynolds currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  Dates of Service: September 24, 2020 - Present
  Responsibilities: Advise and Guide Strategy and Management. Not taking a salary.

Other business experience in the past three years:

- **Employer:** Venn Growth Partners
  Title: Founder and Managing Partner
  Dates of Service: February 20, 2020 - Present
  Responsibilities: Lead Investment Strategy & Fundraising

Other business experience in the past three years:

- **Employer:** Hudson's Bay Company
  Title: Vice President - Strategy
  Dates of Service: January 01, 2019 - January 31, 2020
  Responsibilities: Strategy and Corporate Development

Other business experience in the past three years:

- **Employer:** Monos
  Title: Investor + Board Member
  Dates of Service: March 01, 2021 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** Rebelstork
  Title: Seed Investor
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Seed Investor

Other business experience in the past three years:

- **Employer:** Ports Toronto
  Title: Board Member
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** McKinsey & Company
  Title: Associate Partner
  Dates of Service: January 01, 2013 - January 01, 2019
  Responsibilities: Consulting

Other business experience in the past three years:

- **Employer:** California Cowboy
  Title: Seed Investor + Board Member
  Dates of Service: September 24, 2020 - Present
  Responsibilities: Board Member

Name: Joelle Maher

Joelle Maher's current primary role is with CPG Start Up. Joelle Maher currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  Dates of Service: September 24, 2020 - Present
  Responsibilities: Advise Management and Strategy. Not taking a salary.

Other business experience in the past three years:

- **Employer:** Hanna Anderson
  Title: Chief Executive Officer
  Dates of Service: April 01, 2017 - May 01, 2019
  Responsibilities: Lead all functions

Other business experience in the past three years:

- **Employer:** CPG Start Up
  Title: Consultant
  Dates of Service: February 01, 2022 - Present
  Responsibilities: Operations Consulting

Other business experience in the past three years:

- **Employer:** Food & Beverage Start Up
  Title: Advisor
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Operations Advisor

Name: Sarah Choi

Sarah Choi's current primary role is with Core Power Yoga. Sarah Choi currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  Dates of Service: September 24, 2020 - Present
  Responsibilities: Advise and Guide Management. Not taking a salary.

Other business experience in the past three years:

- **Employer:** Core Power Yoga
  Title: Chief Marketing Officer
  Dates of Service: September 01, 2020 - Present
  Responsibilities: Lead all Marketing Functions

Other business experience in the past three years:

- **Employer:** CoEdition
  Title: Chief Marketing Officer/Founding exec team
  Dates of Service: September 01, 2018 - September 30, 2020
  Responsibilities: Lead all Marketing Functions

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Share Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Fashion & Apparel industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could

adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
California Cowboy Apparel, Inc. was formed on October 28, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. California Cowboy Apparel Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on California Cowboy or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on California Cowboy could harm our reputation and materially negatively impact our financial condition and business.

Supply Chain
The global supply chain has been disrupted the past 18 months by covid related shutdowns across most regions. Port congestion and air and sea freight costs have made movement of goods challenging. There is some risk based on the functioning and performance of the supply chain that is our of our control.

The Chief Executive Officer does not currently receive a salary for her role with California Cowboy Apparel Inc.
Andrew Clark, the CEO of California Cowboy Apparel Inc. (California Cowboy) does not currently receive a salary for his work at California Cowboy. Although Andrew has substantial equity investments in California Cowboy, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Once California Cowboy raises $4,000,000 in topline revenue, or in the event of a successful round of funding of $500K or more, the company plans on providing Andrew with a salary determined to be reasonable by the board of directors.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Clark	5,000,000	Common Stock	33.8227%
Venn Growth Partners CC LP (33% - Jon McCarthy, 33% - Chris Reynolds and 33% -Cameron Pollard)	3,550,422	Series A Preferred Stock	24.0169%

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock , Series Seed Preferred, $15M SAFE , and $12M Valuation Cap SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,439,022 of Common Stock.

Common Stock

The amount of security authorized is 16,440,241 with a total of 7,615,369 outstanding.

Voting Rights

1 vote per share

Material Rights

Included in the outstanding common stock number are 1,271,381 Options and RSUs issued and outstanding and 1,343,988 shares available for issuance under the plan.

Please refer to the Amended and Restated Articles of Incorporation included in the Offering Memorandum for further information.

Liquidation. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment in full of all Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, as applicable, the assets of the Company available for distribution to its stockholders and not payable to the holders of shares of Preferred Stock, and (b) a Deemed Liquidation Event, after the payment in full of all Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, as applicable, the consideration available for distribution to the stockholders of the Corporation and not payable to the holders of shares of Preferred Stock or the Available Proceeds not payable to the holders of shares of Preferred Stock, as

Voting. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation.

Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law.

Series A Preferred Stock

The amount of security authorized is 4,487,726 with a total of 4,325,044 outstanding.

Voting Rights

Please refer to Other Material Rights, below, for voting rights information.

Material Rights

Please refer to the Amended and Restated Articles of Incorporation included in the Offering Memorandum for further information.

Voting. On any matter presented to the stockholders Preferred Stock shareholder is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Company (the "Series A Director") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three directors of the Company.

Preferred Stock Protective Provisions. At any time when at least 2,243,863 shares of Preferred Stock are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

Series Seed Preferred

The amount of security authorized is 2,842,579 with a total of 2,842,579 outstanding.

Voting Rights

Please refer to Other Material Rights, below, for voting rights information.

Material Rights

Please refer to the Amended and Restated Articles of Incorporation included in the Offering Memorandum for further information.

Voting. On any matter presented to the stockholders Preferred Stock shareholder is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Company (the "Series A Director") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three directors of the Company.

Preferred Stock Protective Provisions. At any time when at least 2,243,863 shares of Preferred Stock are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

$15M SAFE

The security will convert into Preferred stock and the terms of the $15M SAFE are outlined below:

Amount outstanding: $55,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Equity Financing

Material Rights

Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

$12M Valuation Cap SAFE

The security will convert into Preferred stock and the terms of the $12M Valuation Cap SAFE are outlined below:

Amount outstanding: $250,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: Equity Financing

Material Rights

Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

What it means to be a minority holder

As a minority holder of Common Stock Equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series A Preferred and Series Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,682,499.12
  Number of Securities Sold: 7,167,623
  Use of proceeds: Business Operations
  Date: September 24, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $265,000.00
  Use of proceeds: business operations
  Date: July 09, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $77,500.00
  Use of proceeds: Business Operations
  Date: September 13, 2018

Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $200,000.00
  Use of proceeds: Business Operations
  Date: June 22, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $255,000.00
  Use of proceeds: Business Operations
  Date: November 29, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $250,000.00
  Use of proceeds: Business Operations
  Date: June 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of operations

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for calendar year 2021 was $3,063,067 up from $1,897,296 in 2020 (+61.4%). Growth was driven by unit volume increases across existing key categories. While we introduced very limited category newness in 2021, we were able to continue our growth by increasing our marketing spend and selling more, specifically on our e-commerce channel. We were also able to increase our wholesale volume compared to 2020.

Cost of Sales

Cost of sales in 2021 was $1,498,026, an increase of approximately $664,867, from costs of $833,159 in 2020. The increase was largely due to an increase in total sales with a smaller factor increase due to inflation.

Gross Margins

2021 gross profit increased by $500,904 over 2020 gross profit and gross margins as a

percentage of revenues decreased from 56.1% in 2019 to 51.1% in 2020. This decreased performance was caused by an increase in lower-margin wholesale sales and an increase in cost of sales due to inflation while product retail pricing did not increase.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, product development expenses, transaction and shipping expenses, and fees for professional services. Expenses in 2021 increased $1,568,054 from 2020. The vast majority of this increase was due to an increase in marketing costs

($559,637) and compensation and fees for professional services ($687,429). The increased marketing costs helped drive total sales higher while the company hired additional employees to help handle the current growth and prepare for future growth.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because manufacturing scale, product line expansion, and sales & marketing channel expansion will allow the company to grow topline revenue faster than expenses, thus improving cash flow. Past cash was primarily generated through sales and equity.

Our goal is to achieve proftiability within 18 months of the close of this round of funding. We believe the following actions will enable us to improve our cash flow performance:
Product line expansion will enable us to acheive a higher life time value for our existing customers, as well as broaden our appeal and customer base beyond the categories we currently sell.

Marketing channel expansion will drive inccreased awareness and demand for current and new products.

We anticpiate an increase in wholesale/business to business purchase orders.

We anticipate direct sales increases driven by expansion of owned and operated brick and mortar locations.

Manufacturing scale will allow us to lower cost of goods sold (on a per unit basis) and improve our Gross Margin percentage.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 30, the Company has capital resources available in the form of $150,969 in cash.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support product assortment growth, marketing and sales channel expansion, and operations while we pursue our goal of acheiving proftibaility in the next 18 months.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company as we are raising equity on the private market as well. Of the total funds that our Company is actively raising, we anticipate 10% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 additional month. This is based on a current monthly burn rate of $50k of expenses related to inventory, marketing, and salaries.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 additional of months and potentially in perpituity. This is based on a decreasing monthly burn rate over the next 18 months to $0 as we grow topline revenue and decrease expenses related to salaries, marketing, and inventory as a percentage of total revenue.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines

of credit, contemplated future capital raises, etc...)

Currently, the Company is actively sourcing additional sources of equity capital on the private market. The valaution on the private market offering are the same as this offering.

Indebtedness

- **Creditor:** Lendistry SBA Loan
  Amount Owed: $163,770.29
  Interest Rate: 9.75%
  Maturity Date: October 27, 2027

- **Creditor:** Lendistry Working Capital Term Loan
  Amount Owed: $64,935.09
  Interest Rate: 13.25%
  Maturity Date: October 22, 2022

- **Creditor:** Lendistry Revolving Line of Credit
  Amount Owed: $242,930.04
  Interest Rate: 8.5%
  Maturity Date: July 22, 2022

- **Creditor:** Serena Lefort
  Amount Owed: $90,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2022

- **Creditor:** Paypal Working Capital Loan
  Amount Owed: $71,837.73
  Interest Rate: 0.0%
  The loan is revenue based and does not have a maturity date.

Related Party Transactions

- **Name of Entity:** Charles Brown
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Lender
  Material Terms: Loan of $35,000 USD. 0% Interest. No Maturity Date.

- **Name of Entity:** Andrew Clark
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Lender
  Material Terms: Loan of $50,000 USD. 0% Interest. No maturity date.

Valuation

Pre-Money Valuation: $6,061,026.72

Valuation Details:

California Cowboy Valuation Validation

The company's valuation takes into account a number of factors and is based on the following:

Assets and Intellectual Property

We own a design patent on our High Water shirt, number US D844 299 S.

We have trademark protection of the California Cowboy name and mark through the US Patent and Trademark Office. We maintain US Registration of our icon (registration number 5,371,239) and our icon paired with our name (5,387,772). We maintain these trademark protections for classes 25 and 35 of goods and channels. We also maintain trademark protection in Canada, Australia, Japan and internationally.

International Trademark Registration for CALIFORNIA COWBOY logo in Classes 25, 35,Registration No.: 1,354,186

Our current inventory ownership has a value of approximately $2M at retail.

Valuation of the Company's Previous Securities Sale

We closed a seed round of funding in September of 2020 at a $5.5M valuation. Read more about our seed funding round here.

https://www.outsidebusinessjournal.com/press-releases/apparel-press-releases/california-cowboy-closes-seed-funding-round-to-expand-product-and-hire-top-talent/

Management and Previous Startup Successes

Our CFO, Charlie Brown, launched, grew, operated, and sold his own DTC winter luxury accessories brand called Astis with the transaction being completed in December 2019. Our CEO, Drew Clark, ran multiple businesses at global apparel companies (Gap Inc. and Levi Strauss). Drew also worked as Vice President at a venture-backed startup (Trumaker) that was later acquired by another apparel company (Elevee).

Conclusion

Based on our analysis of the factors above, we believe that a pre-money valuation of $6,061,026.72 is accurate and appropriate.

Disclaimers:

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed (i) all preferred stock are converted to common stock; (ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $305,000 in SAFE Agreements outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.90 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  20.0%
  Fund marketing efforts to broaden reach and continually evolve the brand manifestation, including: Investing in photography & new video content Site upgrades to improve customer experience Invest in VFX for product education Pursue collaborations with complimentary brands, celebrities and athletes Continue diversifying out of social media and into other channels

- *Company Employment*
  20.0%
  Near term head count growth will be limited due to profitability focus Q4 2022 will look to add talent to key teams to ensure adequate resourcing to pursue growth initiatives, including Operations, Product, and Merchandise PlanningInvestment beyond 2022 will include leadership positions for key functional areas, including Head of Marketing/CMO

- *Research & Development*
  8.0%
  Invest in introducing new categories, and expanding within existing offering to ensure continued freshness in assortment Expenses driven by resources required to generate new product concepts, innovation in fabric

development with a focus on sustainability, consumer research, production management, and inventory investments in testing new categories and concepts

- *Inventory*
  26.5%
  Inventory Investment Across Categories

- *Crowdfunding Marketing*
  20.0%
  Marketing the investment opportunity to new investors

If we raise the over allotment amount of $999,999.02, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  35.0%
  Fund marketing efforts to broaden reach and continually evolve the brand manifestation, including: Investing in photography & new video content Site upgrades to improve customer experience Invest in VFX for product education Pursue collaborations with complimentary brands, celebrities and athletes Continue diversifying out of social media and into other channels

- *Research & Development*
  6.0%
  Invest in introducing new categories, and expanding within existing offering to ensure continued freshness in assortment Expenses driven by resources required to generate new product concepts, consumer research, production management and inventory investments to test new areas

- *Company Employment*
  18.0%
  Near term head count growth will be limited due to profitability focus Q4 2022 will look to add talent to key teams to ensure adequate resourcing to pursue growth initiatives, including Operations, Product, and Merchandise PlanningInvestment beyond 2022 will include leadership positions for key functional areas Head of Marketing, Retail Store Employees

- *Inventory*
  25.0%
  Funding inventory for Q4 2022 and Q1/Q2 2023

- *Retail Store Opening*
  10.5%
  New Retail Store Concept in Malibu, California, USA

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://shop.californiacowboy.com/ (https://shop.californiacowboy.com/annualreview).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/californiacowboy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR California Cowboy Apparel Inc.

[See attached]

CALIFORNIA COWBOY APPAREL, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
California Cowboy Apparel, Inc.
San Francisco, California

We have reviewed the accompanying financial statements of California Cowboy Apparel, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 10, 2022
Los Angeles, California

CALIFORNIA COWBOY APPAREL INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	346,172	$	683,254
Acccounts Receivable, net		15,005		14,711
Inventory		637,130		582,543
Total Current Assets		**998,307**		**1,280,507**
Property and Equipment, net		-		38,781
Intangible Assets		52,018		52,018
Security Deposit		16,000		11,000
Total Assets	**$**	**1,066,324**	**$**	**1,382,307**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	348,356	$	2,250
Credit Cards		95,300		44,452
Current Portion of Loans and Notes		673,279		102,276
Forward Financing		513,048		-
Shareholder Loan		4,963		4,963
Other Current Liabilities		50,142		86,680
Total Current Liabilities		**1,685,089**		**240,621**
Promissory Notes and Loans		146,311		632,797
Total Liabilities		**1,831,399**		**873,417**
STOCKHOLDERS EQUITY				
Common Stock		500		500
Series A Preferred Stock		433		366
Series Seed Preferred Stock		284		284
Additional Paid in Capital		3,517,357		3,132,389
Retained Earnings/(Accumulated Deficit)		(4,283,648)		(2,624,650)
Total Stockholders' Equity		**(765,075)**		**508,889**
Total Liabilities and Stockholders' Equity	**$**	**1,066,324**	**$**	**1,382,307**

See accompanying notes to financial statements.

CALIFORNIA COWBOY APPAREL INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 3,063,067	$ 1,897,296
Cost of Goods Sold	1,498,026	833,159
Gross profit	1,565,041	1,064,137
Operating expenses		
General and Administrative	1,580,194	717,470
Sales and Marketing	1,643,544	938,213
Total operating expenses	3,223,737	1,655,683
Operating Income/(Loss)	(1,658,696)	(591,546)
Interest Expense	68,041	126,437
Other Loss/(Income)	(67,738)	(49,106)
Income/(Loss) before provision for income taxes	(1,658,999)	(668,878)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (1,658,999)**	**$ (668,878)**

See accompanying notes to financial statements.

CALIFORNIA COWBOY APPAREL INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Series A Preferred Stock		Series Seed Preferred Stock		Additional Paid In	earnings/ (Accumulated	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Balance—December 31, 2019	**5,000,000**	**$ 500**	**-**	**$ -**	**-**	**$ -**	**$ 1,180,921**	**$ (1,955,772)**	**$ (774,351)**
Issuance of Stock			3,655,188	$ 366	2,842,579	$ 284	1,951,468		1,952,118
Net income/(loss)								(668,878)	(668,878)
Balance—December 31, 2020	**5,000,000**	**500**	**3,655,188**	**366**	**2,842,579**	**284**	**3,132,389**	**$ (2,624,650)**	**$ 508,889**
Issuance of Stock	-	-	669,856	67	-	-	380,433		380,500
Share-Based Compensation							4,535		4,535
Net income/(loss)								(1,658,999)	(1,658,999)
Balance—December 31, 2021	**5,000,000**	**$ 500**	**4,325,044**	**$ 433**	**2,842,579**	**$ 284**	**$ 3,517,357**	**$ (4,283,648)**	**$ (765,075)**

See accompanying notes to financial statements.

CALIFORNIA COWBOY APPAREL INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,658,999)	$	(668,878)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		38,781		6,684
Share-based Compensation		4,535		-
Changes in operating assets and liabilities:				
Acccounts receivable, net		(294)		(14,711)
Inventory		(54,587)		(290,839)
Due from Related Parties		-		1,130
Accounts Payable		346,106		(17,008)
Credit Cards		50,849		(55,927)
Other Current Liabilities		(36,538)		66,064
Security Deposit		(5,000)		(5,000)
Net cash provided/(used) by operating activities		**(1,315,147)**		**(978,485)**
CASH FLOW FROM INVESTING ACTIVITIES				
Sale of Property and Equipment		-		6,500
Sale of Intangible Assets		-		14,690
Net cash provided/(used) in investing activities		**-**		**21,190**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		380,500		1,952,118
Forward Financing		513,048		(5,708)
Repayment of Shareholder Loans		-		(21,130)
Borrowing on Promissory Notes and Loans		84,517		7,796
Repayment of Convertible Notes		-		(325,000)
Net cash provided/(used) by financing activities		**978,065**		**1,608,076**
Change in Cash		(337,082)		650,781
Cash—beginning of year		683,254		32,473
Cash—end of year	**$**	**346,172**	**$**	**683,254**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	68,041	$	126,437
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

California Cowboy Apparel Inc. was incorporated on September 4, 2015, in the state of Delaware. The financial statements of California Cowboy Apparel Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

California Cowboy is a high-growth, direct-to-consumer apparel brand that created the 'after sport' apparel category with our unique social technical design approach (simply put – this means technical design features in our product that enhance in-person, real life social experiences). Our mission is to use style to bring people together and to foster moments of genuine human interaction that don't require your smartphone. The average human will spend more than nine years of their life staring at their phone screen – we're here to change that via our brand that promotes digital wellness and products that enable that very practice in everyday life.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $96,172 and $433,254, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods which are determined using a first-in-first-out (FIFO) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Furniture & Fixtures	5 years
Tenant Improvements	15 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Intangibles include trademark filing and related attorney fees. Trademark costs are indefinitely lived.

Income Taxes

California Cowboy Apparel Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its apparel products, which include products such as, The High Water (short sleeve shirt), The High Sierra (long sleeve flannel), El Garibaldi and La Sirena (men's and women's robes), and Wagyu Fleece (fleece products).

Cost of sales

Costs of goods sold include the cost of goods sold, shipping costs, and the cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $1,643,544 and $938,213, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 10, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Raw materials	-	31,719
Inventory deposit	61,734	111,105
Finished goods	575,396	439,719
Total Inventory	**$ 637,130**	**$ 582,543**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued payable		64,152
Payroll payable	1,364	9,328
Tax Payable	41,855	12,092
Gift Card	6,924	1,108
Total Other Current Liabilities	**$ 50,142**	**$ 86,680**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Furniture & Fixtures	$ 2,786	$ 2,786
Tenant Improvements	68,438	68,438
Property and Equipment, at Cost	**71,224**	**71,224**
Accumulated depreciation	(71,224)	(32,443)
Property and Equipment, Net	**$ -**	**$ 38,781**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $38,781 and $6,684, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible assets consist of:

As of Year Ended December 31,	2021	2020
Trademark	$ 52,018	$ 52,018
Intangible assets, at cost	**52,018**	**52,018**
Accumulated amortization	-	-
Intangible assets, Net	**$ 52,018**	**$ 52,018**

Trademarks have not been amortized.

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 16,440,241 shares of Common Shares with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 5,000,000 shares have been issued and are outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 2,842,579 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2021, and December 31, 2020, 2,842,579 shares have been issued and are outstanding.

Series A Preferred Stock

The Company is authorized to issue 4,554,751 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2021, and December 31, 2020, 4,325,044 shares and 3,655,188 shares of Preferred Shares have been issued and are outstanding.

8. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,578,918 shares of its Common Stock pursuant to the plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ -	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	-	$ -	-
Exercisable Options at December 31, 2020	-	$ -	-
Granted	1,271,381	$ 0.10	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	1,271,381	$ 0.10	9.77
Exercisable Options at December 31, 2021	889,553	$ 0.10	9.77

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $4,535 and $0, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Loan fee	Interest Rate	Borrowing Period	Maturity Date	2021 Interest Expense	2021 Accrued Interest	2021 Current Portion	2021 Non-Current Portion	2021 Total Indebtedness	2020 Interest Expense	2020 Accrued Interest	2020 Current Portion	2020 Non-Current Portion	2020 Total Indebtedness
						For the Year Ended December 2021					For the Year Ended December 2020				
Business loan agreement- Lendistry	$ 300,000		13.25%	10/23/2018	10/22/2022	$ 11,377	$ 11,377	$ 85,867	$ -	$ 85,867	$ 22,097	$ 22,097	$ 80,899	$ 85,867	$ 166,766
Line of Credit- Lendistry	$ 325,000		8.50%	7/21/2020	7/22/2021	$ 27,619	$ 27,619	$ 324,930		$ 324,930	$ 27,403	$ 27,403	$ -	$ 322,385	$ 322,385
SBA Loan- Lendistry	$ 250,000		9.75%	10/27/2017	10/27/2027	$ 16,703	$ 16,703	$ 25,000	$ 146,311	$ 171,311	$ 18,787	$ 18,787	$ 21,377	$ 171,311	$ 192,688
Serena Lefort- Promissory Note	$ 100,000		6.00%	5/27/2021	on demand	$ 5,466	$ 5,466	$ 91,100		$ 91,100	$ -	$ -	$ -	$ -	$ -
PayPal working capital loan	$ 190,000	$ 24,603	0.00%	9/22/2021	9/21/2022	$ 24,603	$ 24,603	$ 146,382		$ 146,382	$ -	$ -	$ -	$ -	$ -
PPP loan	$ 53,234		1.00%	4/15/2020	Forgiven on 07/26/2021						$ -	$ -	$ -	$ 53,234	$ 53,234
Total						$ 85,768	$ 85,768	$ 673,279	$ 146,311	$ 819,590	$ 68,286	$ 68,286	$ 102,276	$ 632,797	$ 735,073

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021		
2022	$	673,279
2023		14,631
2024		14,631
2025		14,631
2026		14,631
Thereafter		87,786
Total	**$**	**819,590**

Forward Financing

On November 26, 2021, the Company entered into a Revenue Share Agreement with CFT Clear Finance Technology Corp. in the amount of $150,000. The lender provides the Company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2021, the outstanding balance of this kind of financing is in the amount of $165,113, and entire amount is classified as the current portion.

During 2021, the Company entered into a Shopify Capital Agreement in the amount of $250,000. The lender provides the Company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2021, the outstanding balance of this kind of financing is in the amount of $347,935, and entire amount is classified as the current portion.

Owner Loans

During the past period, the Company borrowed money from the owner, Drew Clark. The details of the loans from the owner are as follows:

Owner	Principal Amount	Interest Rate	Maturity Date	2021 Current Portion	2021 Non-Current Portion	2021 Total Indebtedness	2020 Current Portion	2020 Non-Current Portion	2020 Total Indebtedness
				For the Year Ended December 2021			For the Year Ended December 2020		
Drew Clark	$ 4,963	0.00%	No set maturity	$ 4,963		$ 4,963	$ 4,963		$ 4,963
Total				$ 4,963	$ -	$ 4,963	$ 4,963	$ -	$ 4,963

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(495,045)	$	(31,791)
Valuation Allowance		495,045		31,791
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(660,840)	$	(165,795)
Valuation Allowance		660,840		165,795
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,214,611, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,214,611. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

During the past period, the Company borrowed money from the owner, Drew Clark. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2021, and December 31, 2020, the outstanding balance was $4,963.

In February of 2022, the shareholder, Charlie Brown, loaned the Company $35,000. The loan bears no interest rate and has not defined maturity date.

In March of 2022, the shareholder, Drew Clark, loaned the Company $50,000. The loan bears no interest rate and has not defined maturity date.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

On October 1, 2016, the Company entered into a lease contract with two private individuals for renting of premises located in San Francisco. The base rent starts from $5,500 per months and lease ended on October 1, 2021. Rent expenses were in the amount of $60,353 and $46,570 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through June 10, 2022, which is the date the financial statements were available to be issued.

In February of 2022, the shareholder, Charlie Brown, loaned the Company $35,000. The loan bears no interest rate and has no defined maturity date.

In March of 2022, the shareholder, Drew Clark, loaned the Company $50,000. The loan bears no interest rate and has no defined maturity date.

During 2022, the Company renewed the Shopify Capital Agreement in the amount of $270,000.

During 2022, the Company renewed the Revenue Share Agreement with CFT Clear Finance Technology Corp. in the amount of $50,000.

During 2021, the Company issued the Simple Agreements for Future Equity ("SAFE") in the amount of $300,000.

On March 31, 2022, the Company exited the lease agreement.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,658,696, an operating cash flow loss of $1,315,147, and liquid assets in cash of $346,172, which less than a year's worth of cash reserves as of December 31, 2021

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

California Cowboy

Head for the Thrills



Website · San Anselmo, CA · FASHION & APPAREL

California Cowboy is a direct-to-consumer apparel brand that is one of the first companies to create the 'after sport' apparel category. The brand utilizes its unique social technical design approach to produce a vibrant style that brings out the inner extrovert in all who wear it. With unique elements that enhance functionality, every piece of clothing is meant to augment the social experience of the wearer.

$0.00 raised

0 Investors	$6.06M Valuation
$0.41 Price per Share	$249.28 Min. Investment
Common Shares Offered	Equity Offering Type
$1M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- California Cowboy creates social technical apparel that blends style with functionality and targets the "after-sports" apparel market.
- The global outdoor recreational goods sporting market had a 2021 market size of $120 billion (source).
- Our Founder CEO Drew Clark previously ran a global $400M+ annual revenue franchise at Levi Strauss. Board members include the former President of Levi's Global Retail, former Global Head of Digital at Marc Jacobs, and former Leader at McKinsey and Company's Global Retail Practice.

OVERVIEW

We design our clothes to connect the people who wear them

Our goal at California Cowboy has always been to bring people together. After spending most of the first part of his senior year in high school isolating at home as he battled Acute Lymphoblastic Leukemia, our founder, Drew Clark learned at a young age the importance of human connection. Drew carried this profound experience with him as he ascended in the apparel industry, and used his perspective and background as the foundation for California Cowboy.





As an extrovert, Drew’s favorite part of engaging in sports with his friends was the post-sport socializing, or “Après.” The brand supports the idea that technical clothes shouldn’t just augment the athletic performance of the person wearing them but enhance their post-game camaraderie as well. With this charge, Drew created a clothing brand meant to make the good times last. California Cowboy’s clothes are vibrant conversation pieces made with high-quality, technical fibers, and are loaded with functionality. California Cowboy will make you look good, feel great, and help the good times roll.

THE PROBLEM

Most of today’s apparel options offer either functionality or personality. We deliver both.


PERSON-
ALITY
MEETS
TECH

Smartphones and technology dictate our lives. Everything about our culture revolves around getting from point A to point B in record time with maximum efficiency. This ethos has bled into all facets of our lives, including our apparel. While we’ll be the first to admit our undying love of performance technical apparel brands, most brands focus exclusively on physicality and performance in and on the field.

Simply put, there’s no chill in the technical apparel industry. There is no acknowledgement or design “personality” for the moments that actually connect the people who wear these clothes. An article of clothing is either stacked with features and devoid of fun or appealing aesthetic, or it’s all personality and no substance. We believe that style is one of the truest forms of self expression, and technical clothing should be no exception.



THE SOLUTION

Technical style for the Après moments you live for

California Cowboy is the technical apparel brand for everyone. We understand that most people use sports and outdoor activities as a way to connect with the people they love, and our clothes are tailor made for those moments. Pun intended. Our features are designed to help you get the most out of every moment with your friends, and to be bold enough to make new ones.

We have a stout lineup of killer technical apparel to help you make the most of all of your Après experiences. From shirts to flannels, hoodies, and fleeces to bottoms and even robes, California Cowboy covers all your sartorial needs. We developed a USA-made Wagyu Fleece by blending bamboo and spandex, which is soft enough to make you feel like the pampered, beer-fed Japanese cow that bears its namesake.



WAGYU FLEECE
A BAMBOO BLEND AS
BUTTERY AS THE BEEF FROM
WHICH IT'S NOT MADE

While we'd love to elaborate about every item in our repertoire, here are our customers' favorites:

The **High Water** is our reinterpretation of the classic short-sleeved button down. Our Après-Surf shirts boast stellar print designs, water-absorbent terry-cloth lining that doubles as a towel, a special dry pocket for your phone, and a pocket specifically designed for a frosty beverage.

Our women's robe, **La Sirena**, is the ultimate piece of loungewear. These stylish wraps are lined with our proprietary, softer-than-soft terry cloth and have a champagne bottle-sized back pocket. Pool days and lazy afternoons will never be the same.



THE HIGH WATER
LA SIRENA

For colder weather, try our signature **High Sierra** Après-Ski flannel shirt, made with luxurious Portuguese cotton, and a thermal lining that will keep you oh-so-cozy after shredding the slopes or rocking your next fall tailgate. This design also includes specialty pockets for your phone, a bottle opener, and frosty beverage pocket.

The **El Garibaldi** robe is fit for any Cowboy looking to kick back and take it easy. Each robe sports a custom-designed print (solids are on the way), our signature terry cloth lining, and special pockets for your phone and cold beverage.


THE HIGH SIERRA
EL GARIBALDI

The **Out of Pocket Pouch** truly encapsulates the ethos of our brand. After calculating that the average person will spend around nine years of their lives staring at the screen on their phone, we developed a signal-blocking pouch designed to get you out of your inbox and into the moment. You can worry about those DM's when happy hour is over.

THE MARKET

We are trailblazing the "after sport" apparel market



Much like how yoga brands spearheaded the advent of athleisure, California Cowboy is creating the Aprés market. Our brand exudes supreme confidence to give our customers the energy to make new and lasting connections. We exist not simply to outfit people, we aim to be a catalyst for connection. That reason is why every piece of clothing we make has personality, function, and comfort stitched into them.

Aside from the fun designs, bottle openers, and conversation cards that come with our clothes, we're also proud of our technical accomplishments. Our Out of Pocket Pouch and Dry Pockets allow you to block the hubbub and stress of the world, if only for a minute. Our terry cloth features a modal blend that's softer and more absorbent than cotton.

OUR TRACTION

Our customers can't get enough of California Cowboy

Just one year removed from our seed round, and California Cowboy delivered more than $3.1 million in revenue in 2021. This immediate success is thanks to the loyalty our customer base has for us, as well as our exceptional designs and resilience. For 2021, we have also had a jaw-dropping press hits total of 195 million impressions.


California Cowboy
delivered more than
$3.1 million in 2021

As far as our product pipeline is concerned, we are launching four new categories this year: outerwear, knit tops, woven long bottoms, and half zip fleece. In 2023 we plan to launch shorts and swim. Lastly, California Cowboy has benefitted from press mentionings by major outlets such as Outside Magazine, GQ, Gear Junkie, Men's Journal, Rachel Ray, Huffington Post, Forbes, Vice, and USA today.


GEARJUNKIE
HUFFPOST
We've benefitted from press by major outlets such as
rachaelray
VICE
USA TODAY
MEN'S JOURNAL
Forbes

WHY INVEST

We're not just a brand, we're a digital wellness movement

Humanity is losing its connection to each other, and California Cowboy endeavors to bolster that connection through high-quality technical apparel with custom designs and functional capabilities. We believe that exceptional product design can lead to exceptional experiences, and if our metrics and customer reviews are any indicator, we believe we're right. By creating the Aprés category, we believe we've found a way to remind people that the most memorable moments happen in the real world and not while staring at our phones. Becoming a shareholder in California Cowboy isn't just supporting a phenomenal clothing brand, it's starting a dialogue about what's really important in life: Bringing People together.


Dry Pocket
Secures Valuables
Bottle Opener
(in Specially Designed Pocket)

April 2016

Launch of our Crowdfund for the High Water Shirt

Kickoff our our first Product

January 2017



Retail Store/HQ Opens in San Francisco

Opened our mixed use retail shop in SF.

June 2017

Huckberry

First Wholesale Order w/ Huckberry

First wholesale order w/ key account

July 2017



Fire at HQ

Forced to close our retail store due to a fire in our building. We're resilient and rose from the ashes!

Summer 2017



La Sirena Product Launch

We launch our amazing Women's robe line

November 2017



High Sierra Launch

We introduce our now infamous Après-Ski Shirt!

June 2018


El Garibaldi

$1M in LTD Sales

Share details about an important milestone in your company's FUTURE.

Summer 2018


The High Water
Tropic

Launch the unlined "Tropic High Water"

Built for Hot Weather, this shirt becomes a part of our High Water Franchise

Fall 2018



Launched El Garibaldi Robe

In the process, we completely revolutionize cabana wear

September 2020

venn growth partners

Close $1.85M Seed Round

Raised first institutional investment from venn growth partners

May 2021

$5M in Life to Date Sales

Surpassed $5M in sales LTD

November 2021


Digital Detox
California Cowboy

Out of Pocket Pouch Launch

Launch of our signal blocked cell phone pouch to help you balance your life with your smartphone

May 2022



Jimmy Kimmel Wears a High Water

Jimmy Kimmel wears a high water on his show while recovering from Covid, interviewed by guest host Mike Birbiglia.

June 2022

Launched on StartEngine

Now YOU can own a part of our company!

Summer 2022



Launch PCH Lightweight Jogger & Polos ANTICIPATED

New Product Launches

Fall 2022


ApreSki

ApreSki Robe Launch ANTICIPATED

Get ready for an insanely functional and fashionable winterized version of our robe

In the Press

Outside Business Journal · FORTUNE · cnet · AXIOS · KRON 4 · GEAR PATROL

Forbes

SHOW MORE

Meet Our Team



Andrew Clark

Founder, President, Director & CEO

Over 20 years of experience in merchandising, design, and manufacturing in positions at Gap Inc, Levi Strauss, Trumaker, and Bebe, including 4 years leading Levi's Global Outlet and Franchise businesses, a $400M annual franchise.

Mr. Clark does not currently receive a salary for his work at California Cowboy. Once California Cowboy raises $4,000,000 in topline revenue, or in the event of a successful round of funding of $500K or more, the company plans on providing Andrew with a salary determined to be reasonable by the board of directors..



Charles Brown

Chief Financial Officer

20+ year apparel industry and banking veteran professional with a demonstrated history of working in finance and operations, including 6 Years in Investment Banking a Deutsche Bank. Charlie grew and sold his own DTC luxury accessories brand before joining California Cowboy. Skilled in finance, operations, strategy, financial modeling, corporate finance, FP&A, management.



Christopher Augenstein

Co-Founder - Head of Inventory Management & Analytics

Apparel Industry veteran with over 22 years in omni-channel planning & business process management, across Macy's, Gap Inc and Sears.



Chris Reynolds

Board of Directors

Founder + Managing Partner at venn growth partners that led the seed round for California Cowboy; former Associate Partner at McKinsey & Company and a leader in the global retail operations practice, preceding VP Strategy role on the executive team of Hudson's Bay; formerly an investor at OMERS PE. Other current investments include Rebelstork (seed investor), Diggs (investor + board director), and Monos (investor + board director).



Joelle Maher

Board of Directors

20 year industry executive including CEO & of Hanna Andersson, President & Chief Member Officer at Sears, COO at Gymboree and EVP & President Global Multi-Channel Retail at Levi Strauss. Former Board Member of the Levi Strauss Red Tab Foundation



Sarah Choi

Board of Directors

Current Chief Marketing Officer at CorePower Yoga, with 20 years of experience in brand/corporate strategy, retail and digital, including leadership roles at Chief, CoEdition, SoulCycle, Marc Jacobs International, Sephora and Levi Strauss

Offering Summary

Company	California Cowboy Apparel Inc.
Corporate Address	44 Crane Drive, San Anselmo, CA 94960
Offering Minimum	$9,999.90
Offering Maximum	$999,999.02
Minimum Investment Amount (per investor)	$249.28

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	24,390
Maximum Number of Shares Offered	:	2,439,022
Price per Share	:	$0.41
Pre-Money Valuation	:	$6,061,026.72

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time based

Invest in the first 7 Days10% Bonus Shares

Invest in the first 10 Days 7% Bonus Shares

Invest in the first 15 Days5% Bonus Shares

Amount based

$250$50 Gift Card

$500$125 Gift Card

$1,000$250 Gift Card

$2,5005% Bonus Shares + $250 Gift Card

$5,00010% Bonus Shares

$10,00015% Bonus Shares

$20,00020% Bonus Shares

$50,00030% Bonus Shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

California Cowboy Apparel Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.41 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $41. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow California Cowboy to get notified of future updates!

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Do you hear that? It’s the call of the wild.

Maybe you haven’t heard it in a while … or maybe you just need to turn up the volume.

Before you head for the thrills, you’ll need some bold new apparel for the spontaneous adventures ahead.

That’s where we come in. Honoring the pioneers before us, we are California Cowboy.

We bring together functionality and style to craft social-technical apparel, blazing new trails to create a new clothing category: après sport. If sport is all about performance, then after-sport is all about in-person connections.

Make your conversations crackle around the campfire with our built-in conversation cards. Surprise your bachelorette party squad with the extra bottle of bubbly in your robe pocket. And with our dry pocket, your cell phone will never interrupt your poolside hang.

Our gross sales revenue has increased 3x since 2019 which, we believe, reflects interest in our different approach to apparel and lifestyle.

With my experience at Levi’s and team of operators and board members from some of the biggest names in retail apparel, we believe that we’re positioned for success.

It’s the kind of product you buy for yourself, and will want to order ten more for all your friends. It’s more than a conversation piece: it is the conversation.

Join us in our quest to inspire a different kind of lifestyle: one of connection, adventure, and an offline state of mind.

Adios, digital dependency. Aloha, digital wellness.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "CALIFORNIA COWBOY APPAREL, INC.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF SEPTEMBER, A.D. 2020, AT 12:42 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5816325 8100
SR# 20207458539

Authentication: 203727718
Date: 09-24-20

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:42 PM 09/24/2020
FILED 12:42 PM 09/24/2020
SR 20207458539 - File Number 5816325

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CALIFORNIA COWBOY APPAREL, INC.

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
CALIFORNIA COWBOY APPAREL, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

California Cowboy Apparel, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is California Cowboy Apparel, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on September 4, 2015.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is California Cowboy Apparel, Inc. (the "***Corporation***").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, DE 19808, New Castle County. The name of its registered agent at such address is the Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 16,440,241 shares of Common Stock, $0.0001 par value per share ("***Common Stock***") and (ii) 7,330,305 shares of Preferred Stock, $0.0001 par value per share ("***Preferred Stock***").

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

2,842,579 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***" and 4,487,726 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "***Series A Preferred Stock***," with the following rights, preferences, powers and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

The "***Original Issue Price***" shall mean (i) $0.44413 per share for the Series Seed Preferred Stock and (ii) $0.52250 per share for the Series A Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) in any calendar year unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, dividends on each outstanding share of Preferred Stock in an amount for such calendar year at least equal to the greater of (x) the applicable Dividend Rate (as defined below) and (y) (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of the Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of the Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price for such series of Preferred Stock; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of a series of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend for such series of Preferred Stock. The right to receive dividends on shares of Preferred Stock shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on such shares are not declared or paid. Payment of any dividends to the holders of Preferred Stock shall be on a pro rata, pari passu basis in proportion to the Dividend Rates for each series of Preferred Stock. "***Dividend Rate***" shall mean an annual rate of (i) $0.02665 per share for the Series Seed Preferred Stock, and (ii) $0.03135 per share for the Series A Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a pari passu basis among each other, the greater of (i) an amount per share equal to one times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, payable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof (the amounts payable pursuant to this clause (i) are hereinafter referred to as the "***Preferred Liquidation Amounts***"), or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock and all such other series of Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If, upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, as applicable, the assets of the Corporation available for distribution to its stockholders and not payable to the holders of shares of Preferred Stock pursuant to Subsection 2.1, and (b) a Deemed Liquidation Event, after the payment in full of all Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, as applicable, the consideration available for distribution to the stockholders of the Corporation and not payable to the holders of shares of Preferred Stock pursuant to Subsection 2.1 or the Available Proceeds not payable to the holders of shares of Preferred Stock pursuant to Subsection 2.1, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the holders of at least a majority of the outstanding shares of Preferred Stock voting together as a single class on an as-converted to Common Stock basis (the "***Requisite Holders***") elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "***Merger Agreement***") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the holders of at least a majority of the then outstanding shares of Preferred Stock (voting together as a single class on an as-converted to Common Stock basis) so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "***Available Proceeds***"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable amount per share that the holders of each series of Preferred Stock are entitled to receive under Subsections 2.1 and 2.2. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "***Series A Director***") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship elected by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2. The rights of the holders of the Series A Preferred Stock under the first sentence of this Subsection 3.2 shall terminate on the first date following the Series A Original Issue Date (as defined below) on which there are issued and outstanding less than 2,243,863 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series A Preferred Stock).

3.3 Preferred Stock Protective Provisions. At any time when at least 2,243,863 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

3.3.3 increase or decrease the authorized number of directors;

3.3.4 create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.5 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such power, preference, or special right or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such power, preference, or special right; or

3.3.6 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service or (iv) as approved by the Board of Directors, including the Series A Director, if any.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "***Conversion Price***" shall initially be equal to (i) $0.44413 for the Series Seed Preferred Stock and (ii) $0.52250 for the Series A Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b) if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Preferred Stock represented by any surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in reasonable best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of such series of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Preferred Stock Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "***Option***" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "***Series A Original Issue Date***" shall mean the date on which the first share of Series A Preferred Stock was issued.

(c) "***Convertible Securities***" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "***Additional Shares of Common Stock***" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "***Exempted Securities***"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 and 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation.

4.4.2 No Adjustment of Preferred Stock Conversion Price. No adjustment in the Conversion Price of the Series Seed Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then outstanding shares of Series Seed Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock. No adjustment in the Conversion Price of the Series A Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then outstanding shares of Series A Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Subsection 4.4.4, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "***A***" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common

Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "***B***" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "***C***" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Subsection 4.4.4 then, upon the final such issuance, the Conversion Price for such series of Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price of each such series of Preferred Stock then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten

(10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for each series of Preferred Stock held by such holder, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each such series of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof or issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redemption. The shares of Preferred Stock shall not be redeemable by any holder thereof, except as may be otherwise provided herein.

7. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

8. Waiver. Except as otherwise required by law, any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Preferred Stock then outstanding.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Eleventh shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Eleventh (including, without limitation, each portion of any sentence of this Article Eleventh containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

TWELFTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on September 24, 2020.

By: /s/ Andrew Clark
Andrew Clark, Chief Executive Officer

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 17 min read



author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on August 15, 2022.

metaMedia
metaKnyts | *Storytelling Through Blockchain*

Description of Business
metaKnyts is metaMedia's award-winning Afri-futurist saga on the battle for the soul of the metaVerse. metaKnyts is the world's first Crypto Comic™ and the future of digital collectibles. The saga unfolds across comics, animation, gaming, the metaverse, art, and film in new forms of collectible Crypto Media™ that can appreciate in value and be traded peer to peer independently of the series.

Reasons to Invest

- A next-generation media franchise at the epicenter of the graphic novel and comic industry, which generated revenues of $1.095B in the US and Canada alone in 2019; the gaming industry which generated $178B of revenues in 2021 and the digital collectibles industry which grew at CAGR of 14.2% to $11.8B in 2020 and is expected to grow at CAGR of 25.9% between 2021 and 2022. *(Comichron, Newzoo, Market Decipher)*
- Assisted by mentors such as Brittany Kaiser – Cambridge Analytica whistleblower star of Netflix documentary The Great Hack; Karen Hunter – Pulitzer prize winner and Sirius XM radio host.
- Strong partnerships with Microsoft, Ebony, Unanimous Games, Comic Republic and others, with ongoing negotiations with film studios and AAA publishers for IP licensing.

Team
Dele Atanda: Founder and CEO, Director, LinkedIn
Brittany Kaiser: Advisor, LinkedIn

Lattis
Lattis | *Next-Gen Software Platform for Micromobility*

Description of Business
Lattis is laying down a new software infrastructure for the future of micromobility with our white-label software platform that allows micromobility operators to launch, track, manage, and monetize their services.

Reasons to Invest

- Over 76,000 trips taken on the Lattis platform, with 79% average MoM revenue growth in 2021.
- The global micromobility market is projected to reach between $300B and $500B by 2030, and is expected to overtake e-hailing services.*
- Our next target is the delivery market. Lattis plans to utilize the more than 2,600 vehicles currently registered with our platform to improve both delivery speed and cost for merchants.

Team
Jack Al-Kahwati: CEO, LinkedIn
Jeremy Ricard: CTO, LinkedIn

Cern Corporation
Cern Corporation | *Microbicidal Light Treatment for Fungal & Bacterial Vaginosis*

Description
Cern Corporation, Inc. is developing and commercializing an effective, non-drug therapeutic treatment for fungal and bacterial vaginosis. The Cern Device™ uses low-level microbicidal light to mitigate pathogens associated with yeast and bacterial vaginosis in order to promote a healthy microbiome without the need for drugs. The small, device, similar in size to a tampon, is designed for use at home, as needed when needed, based on familiar symptoms. Our company is pre-revenue and in prototyping stages. Cern has been granted utility and design patents along with trademarks. Cern has also received supportive 3rd part assessment specific to Freedom to Operate.

Reasons to Invest

- We believe the Cern Device™ is the only patented Microbicidal Light device for the treatment of fungal, as well as bacterial vaginosis.
- The global FemTech Market Size accounted for $46.3B in 2021 and is projected to grow an average CAGR of 13.3% from 2020 till 2025 (source).
- Cern has received both utility and design patents along with independent review confirming Freedom to Operate. Our technology and application have been acknowledged by independent science and healthcare experts as what may be a significant break-through for women's health.

Massage Robotics
Massage Robotics | *Just for the feel of it*

Description of Business
Life hurts, so we make massage robots to feel human again. There is a shortage of therapists, a reputation of sexual misconduct, and escalating prices at massage/wellness clinics–and all of these are getting worse. We are the first to create a massage robot enabled by Machine Learning, AI, and Natural Language Processing to address the $110B global massage market. We offer a Robot-as-a-Service (RaaS) monthly subscription for B2B wellness clinics. Robots can work 24/7/365–no vacations, sick days, holidays, benefits, or taxes–to generate significant profits.

Reasons to Invest

- Massage robots are the solution to a shortage of therapists, the problems of sexual misconduct, and the escalating prices at massage and wellness clinics.
- We are good at what we do. For 22 years, the founders have designed hundreds of products for Startups to Fortune 500 companies across the globe. They have launched new products in the areas of automation, aviation, military, medical, industrial, and consumer electronics. Plus, a successful Exit in 2006.

Team
Christian Mackin: Co-founder, Secretary, Treasurer, Director & CEO, LinkedIn
Sean Mackin: Co-Founder & Business Development, LinkedIn

DrySee, Inc.
DrySee, Inc. | *Visibly Better Protection*

Description of Business
DrySee is a waterproof bandage with built-in liquid intrusion technology that alerts the user when water has penetrated their bandage. DrySee owns all of our intellectual property, holds two global patents, and is currently in-market with products. We believe DrySee has produced meaningful innovation that solves real wound care problems.

Reasons to Invest

- We believe DrySee is the world's only patented, waterproof dressing with a liquid indicating perimeter band, and a liquid indicating center pad. This reduces potential for surgical site or wound site infection and contamination.
- DrySee liquid indicating, waterproof, thin film dressing targets the $2.46 billion advanced dressings market (source) and is intended for use in surgery, post-operative care and for home use.

- DrySee could be the bandage of choice in the 10.3 million in-patient, 11.4 million surgery center procedures, plus millions of in-office surgeries each year (source).

Team
Brad Greer: CEO, LinkedIn
Walter G. Mayfield: Chairman of the Board

AllCertified, Inc.
AllCertified, Inc. | *NFT Patent-Pending Digital Autograph Toolkit*
https://www.allcertified.ai/

Description of Business
AllCertified has developed a visionary patent pending digital toolkit, that enables individuals to create, manage and affix digitized autographs to NFTs to guarantee authenticity. This process not only has the potential to increase the worth of an NFT by attaching its creator or a celebrity's autograph to it, but it also certifies an NFT's legitimacy and addresses the problem of fraudulent transactions. The company is spearheaded by a seasoned group of NFT gurus and fintech programmers with more than 60 years of combined experience. AllCertified is pre-revenue. Only now, having filed in May its IP patent-protection documents covering 156 countries, will business development, sales and marketing action steps begin.

Reasons to Invest

- Patent-pending technology allows AllCertifed to affix a digital, blockchain-authenticated autograph to guarantee an NFT's authenticity.
- The global digital NFT collectible market grew to $41 billion in 2021 (source).
- NFTs are collectibles, and astute fans, collectors, investors and auction houses know from experience that autographed collectibles are worth multiple times more than unsigned pieces (source).

Team
Michael Eckstein: Founder/CEO, Director, President, Secretary, and Treasurer, LinkedIn
Dennis Egen: CTO & Director, LinkedIn

Swiss Precision, Inc.
Swiss Precision, Inc. | *Serving Our Customers to Improve Their Quality of Life*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

Avadi Engines
Avadi Engines | *Re-Imagining Power*
https://www.avadiengines.com

Description of Business
Avadi Engines is redefining the internal combustion engine. The Avadi MA-250 is a lightweight, high-performance, and eco-friendly advancement on traditional internal combustion engine technology that the team has spent years designing, prototyping, and testing. Avadi Engines is currently in the prototype stage and pre-revenue.

Reasons to Invest

- Our Avadi MA-250 is approximately half of the weight and double the torque & horsepower of the nearest competing engine, all while burning approximately 30% less fuel. According to internal testing.
- The internal combustion engine market is expected to grow from $55.1 billion in 2020 to $73.8 billion by 2028.*
- Avadi has four fully-issued patents on our engine design in the US, Canada, Singapore, and Taiwan, with more patents pending, including in Australia, Japan, Korea, China and the vast number of countries covered by the PCT (Patent Cooperation Treaty).

Team
Landon Wilkinson: CEO & President – LinkedIn
Michel Arseneau: Chief Technology Officer

Infinity Fuel Cell
Infinity Fuel Cell | *Inventing the Carbon Free Future*
https://infinityfuel.com

Description of Business
Infinity designs, builds, tests and delivers complete electrochemical systems for spacecraft, aircraft, and underwater vehicles. Our mission is to enable the future of a new generation of clean, quiet, high-performance aerospace electrochemical systems and to bring these back to earth to help create a carbon-free green hydrogen economy.

Reasons to Invest

- Two of today's hottest emerging multi-billion-dollar markets, space commerce and green renewable energy, in a single investment.
- The U.S. government committed to advance hydrogen and global recognition that Hydrogen and Hydrogen fuel cells will play a significant role in "Inventing the Carbon-free Future™" by allocating $8BN from a recent Infrastructure Bill.

Team
William F. Smith: President, CEO
Mark Murdoch: Vice President, Operations and Quality – LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*
- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Milo Health

Milo Health, *Better | simpler prescription care*

https://milorx.com

Description of Business

Milo allows you to see and control your own prescriptions on your smartphone. Without Milo, your prescriptions reside in the locked, private database of a pharmacy, making price comparison difficult. With Milo's digital prescription wallet, you can see and control your own prescriptions on your smartphone, putting the power back in the hands of the patient. Our company is pre-revenue, and we have a patent application for using an internet-enabled device to receive, hold, and manage a prescription on behalf of a patient.

Reasons to Invest

- Several of our pilot users told us that they saved thousands of dollars in less than a year by using Milo to become empowered shoppers for their own prescription medication.
- Milo is entering an addressable market of $348 Billion.*
- We are here to transform the prescription marketplace from an opaque market to a great customer experience. In 2019, there were 4.38 billion prescriptions filled in the United States. Our goal is for 1% (43.8M) or more of all US prescriptions to move through Milo's app.**

Team
Ameer Youssef: Chief Executive Officer – LinkedIn
Rob Siegel: President – LinkedIn

Lumilly
Lumilly | *Stories for tomorrow's generation, told by today's leaders.*
https://lumilly.com

Description of Business
Lumilly is an ecommerce brand exclusively releasing children's books and animated content curated by athletes, artists, actors, and public figures. By leaning on celebrity partnerships and the in-house creation of merchandise, Lumilly maintains the ability to fast-track the popularity and profitability of its properties. We're currently in-market with plans to expand into an industry where there is opportunity to dramatically grow our company with new products.

Reasons to Invest

- We create some of the most engaging, celebrity-backed kids content. Lumilly uses data-driven tools to hand pick celebrity partners that have a strong following of moms between the ages of 25-40. We then help our celebrity partners create authentic and meaningful content that they feel passionate about.
- We've generated $123K in revenue since November 2021 with the sale of our first two celebrity picture books through the Lumilly website, and in Target stores nationwide. In the trailing 6 months, our books were featured on Ellen, The Drew Barrymore Show, The Kelly Clarkson Show, and more, while future releases include our biggest celebrity partners yet.
- We are expanding into animation – an industry projected to double from $350B in 2020 to $650B by 2030 – with the help of our tenured advisory board, celebrity support, and an award-winning animation studio.

Team
Aaron Naft: Founder – LinkedIn
Chloe Cunagin: Founder – LinkedIn

Sports Gambling Guides
Sports Gambling Guides | *Sports Gambling Social Media and Advertising*
https://sportsgamblingguides.com

Description of Business
Sports Gambling Guides (SGG) is a sports social media & advertising company that delivers sports and sports gambling content to over 17 million avid fans daily. As a licensed sports gambling media entity in all 18 legal U.S. states, we represent a number of today's biggest sportsbooks, including FanDuel and DraftKings, while additionally leveraging our following to advertise for other sports-adjacent brands such as Fanatics.

Reasons to Invest

- Sports Gambling Guides represents an exclusive "content creator" influencer and follower network of over 700 Twitter and Instagram accounts with more than 17 million unique SGG followers.
- The global sports betting industry reached a market size of $203 billion in 2020 and is expected to grow by more than $100 billion by 2025.*
- SGG benefits from having a young staff that is steeped in social media and online sports culture. We believe we are the perfect team to address current sports media trends.

Team
Troy Paul: President & Co-Founder – LinkedIn
Mark Paul: CEO & Co-Founder – LinkedIn

Sound Legends
Sound Legends | *Built for Independent Artists Worldwide*
https://soundlegends.com

Description of Business
Sound Legends is a global media company providing musicians with what we believe to be the largest suite of tools available for them to be able to copyright, license, and distribute their music. Currently available in 195 countries, we're focused on the global markets while others are focused on domestic markets, we believe we are filling a void in the global music marketplace.

Reasons to Invest

- We help independent artists distribute their music across 300+ digital distribution platforms across 195+ countries. We also provide a unique NFT marketplace for even more monetization opportunities.
- Streaming continues to propel the music industry beyond other media and there's no signs of a slow down (source). With that, we believe that both Sound Legends and SL NFT Market are positioned to take a significant share in this unrelenting market space.
- With the launch of our main platform, we've also launched our NFT Marketplace – which is surpassing 1,500 new users.

Team
Alex Malagon: CEO/Founder – LinkedIn
Josh Orlinsky: CFO – LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

California Cowboy
California Cowboy | *Head for the Thrills*

Description of Business
California Cowboy is a direct-to-consumer apparel brand that is one of the first companies to create the 'after sport' apparel category. The brand utilizes its unique social technical design approach to produce a vibrant style that brings out the inner extrovert in all who wear it. With unique elements that enhance functionality, every piece of clothing is meant to augment the social experience of the wearer.

Reasons to Invest

- California Cowboy creates social technical apparel that blends style with functionality and targets the "after-sports" apparel market.
- The global outdoor recreational goods sporting market had a 2021 market size of $120 billion (source).
- Our Founder CEO Drew Clark previously ran a global $400M+ annual revenue franchise at Levi Strauss. Board members include the former President of Levi's Global Retail, former Global Head of Digital at Marc Jacobs, and former Leader at McKinsey and Company's Global Retail Practice.

Team
Andrew Clark: Founder, President, Director & CEO- LinkedIn
Charles Brown: Chief Financial Officer- LinkedIn

Blueprint Diagnostics
Blueprint Diagnostics | *Revolutionizing Cancer Treatment and Prevention*
https://blueprintgenetics.com/

Description
Blueprint Diagnostics is developing technology to optimize cancer treatment. With one simple genetic test, we are able to determine an individual's sensitivity to a drug which is indicative of a high chance the drug will work. Additionally, we believe we can predict with 100% accuracy whether the patient is resistant to the drug or not, indicating the drug for sure won't work. We are currently seeking FDA approval for higher insurance reimbursement.

Reasons to Invest

- 75% of all cancer drugs will not work for a person because of their genetic profile. We believe our technology has the ability to cut that number in half.
- The market for cancer treatment is expected to reach $268B by 2026 and the genetic testing market is predicted to be valued at $21M by 2027 (Source, Source). According to our research, no one else has developed technology like ours.
- We are currently preparing our first breast cancer test for FDA approval, with tests for more types of cancers already in development.

Team
Jamie Fettig: CEO, Director, President, Vice-President, Treasurer, Sales & Secretary, LinkedIn

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